SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                     National Energy Services Company, Inc.

                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   635816 10 1
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                                 (CUSIP Number)

                                 John A. Grillo
     3153 Fire Road, Suite 2C, Egg Harbor Township, NJ 08234 (800) 758-9288
                         ------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.     635816 10 1
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1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

                Barry Feldscher

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)   SEC Use Only

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4)   Sources of Funds (See Instructions):               PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6)   Citizenship or Place of Organization:              U.S.

Number of                  (7)  Sole Voting Power:            3,333,300
Shares Bene-
ficially                   (8)  Shared Voting Power           -0-
Owned by
Each Report-               (9)  Sole Dispositive Power:       3,333,300
ing Person
With                       (10)  Shared Dispositive Power     -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,333,300

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                    (See Instructions)

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13)  Percent of Class Represented by Amount in Row (11):        26.5%

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14)  Type of Reporting Person (See Instructions):               IN

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value ("Common Stock") of National Energy Services Company, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 3153 Fire Road, Egg Harbor Township, NJ 08234.

Item 2. Identity and Background

This statement is filed by Barry Feldscher, an individual. Mr. Feldscher's principal occupation is that of health consultant/manager. He currently works for Barry Feldscher & Associates, LLC and Lexington Healthcare Group, Inc. Mr. Feldscher's business address is The Columns, Suite 300, 531 Delaware Ave., Delanco, NJ 08075.

During the last five (5) years, Mr. Feldscher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, Mr. Feldscher has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Feldscher is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

In October 2001, the Issuer entered into a share exchange agreement with National Energy Services Company, Inc., a New Jersey corporation ("NESNJ") and its shareholders. The exchange was made whereby the Issuer issued 10,000,000 shares of its common stock to the shareholders of NESNJ for all of the issued and outstanding stock of NESNJ. Barry Feldscher was a former shareholder of NESNJ. As part of the exchange, Barry Feldscher became a controlling shareholder of the Issuer.

Item 4. Purpose of Transaction

The purpose of the transaction was to grant control of the Issuer to NESNJ shareholders.

Item 5. Interest in Securities of the Issuer

As of November 13, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The share exchange agreement was filed as Exhibit 10.3 to the Issuer's Registration Statement on Form 10SB on November 13, 2002.


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 13, 2002


/s/ Barry Feldscher
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Barry Feldscher